FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

MEDIMMUNE STRENGTHENS IMMUNO-ONCOLOGY CAPABILITIES WITH ACQUISITION OF DEFINIENS

AstraZeneca today announced that MedImmune, its global biologics research and development arm, has entered into an agreement to acquire Definiens, a privately-held company that has pioneered a world-leading imaging and data analysis technology, known as Tissue Phenomics™, which dramatically improves the identification of biomarkers in tumour tissue.

Definiens' proprietary Cognition Network Technology® was developed by Professor Gerd Binnig, the 1986 Nobel Laureate in Physics, and unlocks information from cancer tissue samples by measuring the identity, locations and, most importantly, the relationships between the many and varied components of the complex tumour microenvironment.

Under the terms of the agreement, MedImmune will acquire 100 percent of Definiens' shares for an initial consideration of $150 million and make additional predetermined milestone payments. Definiens will continue to operate its business with third-party customers.

The acquisition will strengthen MedImmune's focus on the discovery of novel predictive biomarkers in immuno-oncology. It is believed that using biomarkers to select patients for clinical trials could potentially shorten clinical timelines and increase response rates. As a result, the technology will serve as an important tool in the advancement of the most promising combination therapies across AstraZeneca's combined small molecule and biologics pipeline, around 80 percent of which currently has a personalised healthcare approach.

"MedImmune has a comprehensive programme in immuno-oncology and the identification of patients who are most likely to respond to particular therapies is critical to our ability to successfully develop new medicines," said Dr. Bahija Jallal, Executive Vice President,
MedImmune. "Definiens' technology will complement our immuno-oncology approach and allow us to accelerate further our clinical programmes through its highly precise predictive and prognostic biomarker testing. We look forward to working with Definiens' scientists to give patients the best chance of receiving the targeted medicines suited for their particular needs."

Mene Pangalos, Executive Vice President of Innovative Medicines and Early Development, AstraZeneca, added: "Definiens brings a distinctive technology that will have application across the organisation as well as supporting our immuno-oncology efforts. Harnessing this groundbreaking technology will reinforce our approach to developing companion diagnostics that help us in selecting the patients who would benefit the most from therapies across our small molecule and biologics portfolios."

Thomas Heydler, Chief Executive Officer, Definiens, said: "Definiens' Tissue Phenomics approach marks a significant step toward closing the gap between genomics and patient outcomes. We look forward to joining the MedImmune team as Tissue Phenomics is of particular importance for personalised medicine in immuno-oncology. Definiens' unique ability to extract information from tissue images enables us to find novel markers for patient stratification by correlating tissue information with clinical outcomes. Together, MedImmune and Definiens can bring tailored treatments to patients faster."

The proposed transaction is expected to close in the fourth quarter of 2014.

About Definiens
Definiens is the leading provider of image analysis and data mining solutions for tissue diagnostics and clinical digital pathology. Definiens technology provides detailed cell-by-cell readouts from target structures on tissue slides and allows the correlation of this information with data derived from other sources, generating new knowledge and supporting better decisions in research, diagnostics and therapy. Definiens' Tissue Phenomics approach was awarded the 2013 Frost and Sullivan Company of the Year Award for Global Tissue Diagnostics and Pathology Imaging. For more information, please visit: www.definiens.com.

About MedImmune
MedImmune is the global biologics research and develoment arm of AstraZeneca. MedImmune is pioneering innovative research and exploring novel pathways across key therapeutic areas, including respiratory, inflammation and autoimmunity; cardiovascular and metabolic disease; oncology; neuroscience; and infection and vaccines. The MedImmune headquarters is located in Gaithersburg, Md., one of AstraZeneca's three global R&D centers. For more information, please visit www.medimmune.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACTS

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030 (UK/Global)
Vanessa Rhodes	+44 20 7604 8037 (UK/Global)
Ayesha Bharmal	+44 20 7604 8034 (UK/Global)
Tracy Rossin	+1 301 412 8236 (US/MedImmune)
Jacob Lund	+46 8 553 260 20 (Sweden)

Investor Enquiries
Thomas Kudsk Larsen	+44 20 7604 8199	mob: +44 7818 524185
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Jens Lindberg		mob: +44 7557 319729
Anthony Brown	+44 20 7604 8067	mob: +44 7585 404943
Eugenia Litz	+44 20 7604 8233	mob: +44 7884 735627

04 November 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 04 November 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary